Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Charge Enterprises, Inc of our report dated February 3, 2021, except for notes 2 and 10 as to which the date is June 3, 2021, relating to our audit of the consolidated financial statements for PTGI International Carrier Services, Inc and subsidiaries as of and for the years ended December 31, 2019 and 2018. Our report included an explanatory paragraph expressing substantial doubt about the ability of PTGI International Carrier Services, Inc. to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement.

/s/Seligson & Giannattasio, LLP
Seligson & Giannattasio, LLP

White Plains, New York
November 23, 2021